As filed with the Securities and Exchange Commission on October 16, 2015

Securities Act Registration No. 333-176010

Investment Company Act Registration No. 811-22409

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form N-2

☒ REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

☐ PRE-EFFECTIVE AMENDMENT NO.

☒ POST-EFFECTIVE AMENDMENT NO. 12

and/or

☒ REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

☒ AMENDMENT NO. 24

Tortoise MLP Fund, Inc.

11550 Ash Street, Suite 300

Leawood, Kansas 66211

(913) 981-1020

Agent For Service

Terry C. Matlack

11550 Ash Street, Suite 300

Leawood, Kansas 66211

Copies of Communications to:

Steven F. Carman, Esq.

Eric J. Gervais, Esq.

Husch Blackwell LLP

4801 Main Street, Suite 1000

Kansas City, MO 64112

(816) 983-8000

Approximate Date of Proposed Public Offering: From time to time after the effective date of this Registration Statement.

If any of the securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box. ☒

It is proposed that this filing will become effective immediately pursuant to Rule 462(d).

Tortoise MLP Fund, Inc. (“Registrant”)

Contents of Registration Statement

This Post-Effective Amendment consists of the following:

1.  Facing sheet of the Registration Statement.

2.  Part C of the Registration Statement (including signature page).

3.  Exhibit (h.9.) filed pursuant to Item 25 of the Registration Statement.

Parts A and B of the Registrant’s Post-Effective Amendment No. 23 to its Registration Statement on Form N-2 (No. 333-176010, filed on October 2, 2015, are incorporated by reference herein and this Post-Effective Amendment is being filed for the purpose of filing one exhibit to this Registration Statement on Form N-2.

Part C — Other Information

Item 25.	Financial Statements and Exhibits

1.	Financial Statements:

The Registrant’s audited financial statements dated November 30, 2014, notes to the financial statements and report of independent public accountants thereon, along with the Registrant’s unaudited financial statements dated May 31, 2015, notes to such financial statements and report of independent registered public accounting firm thereon, are incorporated by reference into Part B: Statement of Additional Information.

2.	Exhibits:

Exhibit No.	Description of Document

a.1.	Articles of Amendment and Restatement[1]

a.2.	Articles Supplementary relating to Mandatory Redeemable Preferred shares[3]

b.	Amended and Restated Bylaws[10]

c.	Inapplicable

d.1.	Form of Stock Certificate[1]

d.2.	Form of Preferred Stock Certificate[3]

d.3.	Form of Fixed Rate Note[3]

d.4.	Form of Floating Rate Note[3]

e.	Dividend Reinvestment Plan[1]

f.	Inapplicable

g.1.	Investment Advisory Agreement with Tortoise Capital Advisors, L.L.C. dated June 18, 2010[3]

g.2.	Investment Advisory Agreement with Tortoise Capital Advisors, L.L.C. dated July 27, 2010[2]

g.3.	Fee Waiver Agreement with Tortoise Capital Advisors, L.L.C. dated July 27, 2012[6]

h.1.	Controlled Equity Offering Sales Agreement[5]

h.2.	Amendment to Controlled Equity Offering Sales Agreement*

i.	Inapplicable

j.	Form of Custody Agreement[1]

k.1.	Form of Transfer Agency and Service Agreement[1]

k.2.	Form of Administration Servicing Agreement[1]

k.3.	Form of Fund Accounting Services Agreement[1]

k.4.	Amended and Restated Credit Agreement dated June 15, 2015[10]

k.5.	Master Note Purchase Agreement dated October 7, 2010[3]

k.6.	Securities Purchase Agreement dated October 7, 2010[3]

k.7.	Note Purchase Agreement dated May 12, 2011[3]

k.8.	Note Purchase Agreement dated April 17, 2014[9]

k.9.	Note Purchase Agreement dated September 9, 2014[9]

l.1.	Opinion of Venable LLP with respect to issuances of common stock, preferred stock and debt securities[4]

l.2.	Opinion of Venable LLP with respect to issuances of common stock pursuant to controlled Equity Offering Sales Agreement[7]

m.	Inapplicable

n.	Consent of Independent Registered Public Accounting Firm[11]

o.	Inapplicable

p.	Subscription Agreement dated May 3, 2010[1]

q.	Inapplicable

r.1.	Code of Ethics of the Registrant[9]

r.2.	Code of Ethics of Tortoise Capital Advisors, L.L.C.[9]

s.1	Power of Attorney[8]

s.2.	Power of Attorney[9]

*	Filed herewith.

(1)	Incorporated by reference to Pre-Effective Amendment No. 4 to the Registrant’s Registration Statement on Form N-2, filed June 28, 2010 (File Nos. 333-166278 and 811-22409).

(2)	Incorporated by reference to Amendment No. 9 to the Registrant’s Registration Statement on Form N-2, filed July 28, 2010 (File Nos. 333-166278 and 811-22409).

(3)	Incorporated by reference to Registrant’s Registration Statement on Form N-2, filed August 3, 2011 (File Nos. 333-176010 and 811-22409).

(4)	Incorporated by reference to Pre-Effective Amendment No. 2 to Registrant’s Registration Statement on Form N-2, filed June 11, 2012 (File Nos. 333-176010 and 811-22409).

(5)	Incorporated by reference to Post-Effective Amendment No. 1 to Registrant’s Registration Statement on Form N-2, filed July 27, 2012 (File Nos. 333-176010 and 811-22409).

(6)	Incorporated by referenced to Post-Effective Amendment No. 2 to Registrant’s Registration Statement on Form N-2, filed October 26, 2012 (File Nos. 333-176010 and 811-22409)

(7)	Incorporated by reference to Post-Effective Amendment No. 5 to Registrant’s Registration Statement on Form N-2 filed on April 19, 2013 (File Nos. 333-176010 and 811-22409)

(8)	Incorporated by reference to Post-Effective Amendment No. 7 to Registrant’s Registration Statement on Form N-2 filed on March 19, 2014 (File Nos. 333-176010 and 811-22409)

(9)	Incorporated by reference to Post-Effective Amendment No. 7 to Registrant’s Registration Statement on Form N-2 filed on April 29, 2015 (File Nos. 333-176010 and 811-22409)

(10)	Incorporated by reference to Post-Effective Amendment No. 10 to Registrant’s Registration Statement on Form N-2 filed on August 3, 2015 (File Nos. 333-176010 and 811-22409)

(11)	Incorporated by reference to Post-Effective Amendment No. 11 to Registrant’s Registration Statement on Form N-2 filed on October 2, 2015 (File Nos. 333-176010 and 811-22409)

Item 26.	Marketing Arrangements

The information contained under the heading “Plan of Distribution” in the prospectus is incorporated herein by reference, and information concerning the underwriter or placement agent will be contained in the accompanying prospectus supplement.

Item 27.	Other Expenses and Distribution

The following table sets forth the estimated expenses to be incurred in connection with all potential offerings described in this Registration Statement:

Securities and Exchange Commission fees	$40,670
Directors’ fees and expenses	$6,500
Accounting fees and expenses	$139,000
Legal fees and expenses	$115,000

Printing expenses	$108,000
NYSE listing fees	$80,000
Rating Agency fees	$35,000
FINRA fees	$10,000
Miscellaneous	$25,000

Total	$559,170	*

*	These expenses will be borne by the Fund unless otherwise specified in a prospectus supplement.

Item 28.	Persons Controlled by or Under Common Control

None.

Item 29.	Number of Holders of Securities

As of August 31, 2015, the number of record holders of each class of securities of the Registrant was:

Title of Class	Number of Record Holders
Common Stock ($0.001 par value)	9
Preferred Stock (Liquidation Preference $25.00 per share)	3
Debt ($348,000,000 aggregate principal amount)	22

Item 30.	Indemnification

Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty which is established by a final judgment as being material to the cause of action. The Charter contains such a provision which eliminates directors’ and officers’ liability to the maximum extent permitted by Maryland law and the 1940 Act.

The Charter authorizes the Registrant, to the maximum extent permitted by Maryland law and the 1940 Act, to obligate itself to indemnify any present or former director or officer or any individual who, while a director or officer of the Registrant and at the request of the Registrant, serves or has served another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan, limited liability company or other enterprise as a director, officer, partner, member manager or trustee, from and against any claim or liability to which that person may become subject or which that person may incur by reason of his or her service in any such capacity and to pay or reimburse his or her reasonable expenses in advance of final disposition of a proceeding. The Bylaws obligate the Registrant, to the maximum extent permitted by Maryland law and the 1940 Act, to indemnify any present or former director or officer or any individual who, while a director of the Registrant and at the request of the Registrant, serves or has served another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan, limited liability company or other enterprise as a director, officer, partner, member manager or trustee and who is made, or threatened to be made, a party to the proceeding by reason of his or her service in any such capacity from and against any claim or liability to which that person may become subject or which that person may incur by reason of his or her services in such capacity and to pay or reimburse his or her reasonable expenses in advance of final disposition of a proceeding. The Charter and Bylaws also permit the Registrant to indemnify and advance expenses to any person who served a predecessor of the Registrant in any of the capacities described above and any employee or agent of the Registrant or a predecessor of the Registrant.

Maryland law requires a corporation (unless its charter provides otherwise, which the Registrant’s Charter does not) to indemnify a director or officer who has been successful in the defense of any proceeding to which he or she is made, or threatened to be made, a party by reason of his or her service in that capacity. Maryland law permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they are made, or threatened to be made, a party by reason of their service in those or other capacities unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (1) was committed in bad faith or (2) was the result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property or services or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. However, under Maryland law, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that personal benefit was improperly received, unless in either case a court orders indemnification and then only for expenses. In addition, Maryland law permits a corporation to advance reasonable expenses to a director or officer upon the corporation’s receipt of (a) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation and (b) a written undertaking by him or her or on his behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the standard of conduct was not met.

Item 31.	Business and Other Connections of Investment Advisor

The information in the Statement of Additional Information under the caption “Management of the Company — Directors and Officers” and the information in the prospectus under the caption “Management of the Company — Investment Adviser” is hereby incorporated by reference.

Item 32.	Location of Accounts and Records

The Registrant’s accounts, books, and other documents are maintained at the offices of the Registrant, at the offices of the Registrant’s investment adviser, Tortoise Capital Advisors, L.L.C., 11550 Ash Street, Suite 300, Leawood, Kansas 66211, at the offices of the custodian, U.S. Bank National Association, 1555 North River Center Drive, Milwaukee, WI 53212, at the offices of the transfer agent, Computershare Trust Company, N.A., P.O. Box 30170, College Station, Texas 77842-3170, or at the offices of the administrator, U.S. Bancorp Fund Services, LLC, 615 East Michigan Street, Milwaukee, WI 53202.

Item 33.	Management Services

Not applicable.

Item 34.	Undertakings

1.    The Registrant undertakes to suspend the offering of the common shares until the Prospectus is amended if (1) subsequent to the effective date of its registration statement, the net asset value declines more than ten percent from its net asset value as of the effective date of the registration statement or (2) the net asset value increases to an amount greater than its net proceeds as state in the Prospectus.

2.    Not applicable.

3.    If any securities not taken in a rights offering by stockholders are to be reoffered to the public, an undertaking to supplement the prospectus, after the expiration of the subscription period, to set forth the results of the subscription offer, the transactions by underwriters during the subscription period, the amount of unsubscribed securities to be purchased by underwriters, and the terms of any subsequent reoffering thereof. If any public offering by the underwriters of the securities being registered is to be made on terms differing from those set forth on the cover page of the prospectus, we will file a post-effective amendment to set forth the terms of such offering.

4. (a) to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(1) to include any prospectus required by Section 10(a)(3) of the 1933 Act;

(2) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

(3) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(b) that, for the purpose of determining any liability under the 1933 Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof; and

(c) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

(d) that, for the purpose of determining liability under the 1933 Act to any purchaser, if the Registrant is subject to Rule 430C: each prospectus filed pursuant to Rule 497(b), (c), (d) or (e) under the 1933 Act as part of this registration statement relating to an offering, other than prospectuses filed in reliance on Rule 430A under the 1933 Act, shall be deemed to be part of and included in this registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in this registration statement or prospectus that is part of this registration statement or made in a document incorporated or deemed incorporated by reference into this registration or prospectus that is part of this registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in this registration statement or prospectus that was part of this registration statement or made in any such document immediately prior to such date of first use.

(e) that for the purpose of determining liability of the Registrant under the 1933 Act to any purchaser in the initial distribution of securities:

The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(1) any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 497 under the 1933 Act;

(2) the portion of any advertisement pursuant to Rule 482 under the 1933 Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(3) any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

(f) to file a post-effective amendment containing a prospectus pursuant to Section 8(c) of the 1933 Act prior to any offering by the Registrant pursuant to the issuance of rights to subscribe for shares below net asset value;

(g) to file a post-effective amendment containing a prospectus pursuant to Section 8(c) of the 1933 Act prior to any offering below net asset value if the net dilutive effect of such offering (as calculated in the manner set forth in the dilution table contained in the prospectus), together with the net dilutive effect of any prior offerings made pursuant to this post-effective amendment (as calculated in the manner set forth in the dilution table contained in the prospectus), exceeds fifteen percent (15%);

(h) to file a post-effective amendment to the registration statement, and to suspend any offers or sales pursuant the registration statement until such post-effective amendment has been declared effective under the 1933 Act, in the event the shares of Registrant are trading below its net asset value and either (i) Registrant receives, or has been advised by its independent registered accounting firm that it will receive, an audit report reflecting substantial doubt regarding the Registrant’s ability to continue as a going concern or (ii) Registrant has concluded that a material adverse change has occurred in its financial position or results of operations that has caused the financial statements and other disclosures on the basis of which the offering would be made to be materially misleading.

5. The Registrant is filing this Registration Statement pursuant to Rule 430A under the 1933 Act and undertakes that: (a) for the purposes of determining any liability under the 1933 Act, the information omitted from the form of Prospectus filed as part of a registration statement in reliance upon Rule 430A and contained in the form of Prospectus filed by the Registrant under Rule 497(h) under the 1933 Act shall be deemed to be part of the Registration Statement as of the time it was declared effective; (b) for the purpose of determining any liability under the 1933 Act, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

6. The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of an oral or written request, its Statement of Additional Information.

7. Upon each issuance of securities pursuant to this Registration Statement, the Registrant undertakes to file a form of prospectus and/or form of prospectus supplement pursuant to Rule 497 and a post-effective amendment to the extent required by the 1933 Act and the rules and regulations thereunder, including, but not limited to a post-effective amendment pursuant to Rule 462(c) or Rule 462(d) under the 1933 Act.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, and the Investment Company Act of 1940, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in this City of Leawood and State of Kansas on the 16th day of October, 2015.

Tortoise MLP Fund, Inc.

By:	/s/ P. Bradley Adams
P. Bradley Adams Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933 this registration statement has been signed by the following persons in the capacities and on the date indicated.

Name	Title	Date

/s/ Brent Behrens	Principal Financial Officer (Principal Financial and Accounting Officer)	October 16, 2015
Brent Behrens

/s/ P. Bradley Adams	Chief Executive Officer (Principal Executive Officer)	October 16, 2015
P. Bradley Adams

/s/ Rand C. Berney*	Director	October 16, 2015
Rand C. Berney

/s/ H. Kevin Birzer*	Director	October 16, 2015
H. Kevin Birzer

/s/ Conrad S. Ciccotello*	Director	October 16, 2015
Conrad S. Ciccotello

/s/ Charles E. Heath*	Director	October 16, 2015
Charles E. Heath

/s/ Alexandra Herger**	Director	October 16, 2015
Alexandra Herger

/s/ Terry C. Matlack*	Director	October 16, 2015
Terry C. Matlack

*Pursuant to power of attorney filed with Post-Effective Amendment No. 7 to Registrant’s Registration Statement on Form N-2 on March 19, 2014 (File Nos. 333-176010 and 811-22409)

** Pursuant to power of attorney filed with Post-Effective Amendment No. 9 to Registrant’s Registration Statement on Form N-2 on April 29, 2015 (File Nos. 333-176010 and 811-22409).

EXHIBIT INDEX

h.2.	Amendment to Controlled Equity Offering Sales Agreement